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SEC FILE NUMER
8- 71011

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __06/06/23__ AND ENDING __12/31/23__
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Improved Corporate Finance LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1959 Palomar Oaks Way, Suite 300

(No. and Street)

Carlsbad	**CA**	**92011**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Shari Rothenberg	**(908) 743-1307**	srothenberg@integrated.solutions
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

YSL & Associates LLC

(Name – if individual, state last, first, and middle name)

11 Broadway, Suite 700	**New York**	**NY**	**10004**
(Address)	(City)	(State)	(Zip Code)

06/06/06	**2699**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, <u>Mark Bradt</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to <u>Improved Corporate Finance LLC</u> as of <u>12/31/23</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

CEO
_____
Title

SEE ATTACHED CALIFORNIA CERTIFICATE

Edwin F. Vargos 2/22/24
_____
Notary Public

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Improved Corporate Finance LLC
Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2023



YSL & Associates LLC

Certified Public Accountants | Member of Parker Russell International

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Improved Corporate Finance LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Improved Corporate Finance LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as Improved Corporate Finance LLC's auditor since 2023.

New York, NY

February 26, 2024

Improved Corporate Finance LLC

Statement of Financial Condition
December 31, 2023

Assets

Cash	$	71,530
Accounts receivable		10,950
Prepaid expenses		1,325
Total assets	$	83,805

Liabilities and Member's Equity

Liabilities:

Accounts payable and accrued expenses	$	5,912
Due to Parent, net		7,219
Total liabilities		13,131
Member's equity		70,674
Total liabilities and member's equity	$	83,805

The accompanying notes are an integral part of this financial statement.

Improved Corporate Finance LLC

Notes to Financial Statement
For the period from June 6, 2023 through December 31, 2023

1. **Nature of operations**

   Improved Corporate Finance LLC (the "Company") is a Delaware limited liability company. On June 6, 2023, the Company became a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

   The primary business of the Company is to act as a financial advisor for mergers and acquisitions and growth capital in the technology, energy and mobility sectors.

2. **Summary of significant accounting policies**

   Basis of presentation
   These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   Cash
   All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

   Income taxes
   For the period June 6, 2023 through December 31, 2023, the Company is a single member limited liability company and is treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and local income taxes. Accordingly, no income tax expense was recorded for the period June 6, 2023 through December 31, 2023.

   At December 31, 2023, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require.

   Accounts receivable
   Account receivable includes expense reimbursements due from one client. Management reviews all accounts receivable balances, determines a course of action on any delinquent amounts, and provides an allowance for amounts which collection is considered to be doubtful. At December 31, 2023, management believed no valuation allowance was warranted.

   There were no contract assets or contract liabilities as of June 6, 2023 and December 31, 2023.

Improved Corporate Finance LLC

2. **Summary of Significant Accounting Policies (continued)**

The Allowance for Credit Losses

ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under ASC 326, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client).

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Under the standard, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected.

3. **Transactions with related parties**

The Company has an expense sharing agreement with an affiliate whereby the affiliate provides compensation and benefits, human resources and other services. The Company does not have any obligation, direct or indirect, to reimburse or otherwise compensate the affiliate for any or all costs that the affiliate has paid on behalf of the Company. These costs have not been recorded on the books of the Company.

From time to time, payments are received for reimbursed expenses from clients, or on behalf of the affiliate, and are then disbursed to the affiliate. As of December 31, 2023, included in due to Parent, net on the statement of financial condition is $10,950 of such expenses.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. **Regulatory requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1, and that the net capital be at least $5,000. At December 31, 2023, the Company had net capital of approximately $58,000 which exceeded the required net capital by approximately $53,000.

The Company does not hold customers' cash or securities and, has no requirements under SEC Rule 15c3-3 and therefore does not claim an exemption under paragraph (k).

Improved Corporate Finance LLC

5.   **Subsequent events**

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2023, and through the date the financial statements were ready to be issued, and determined that there are no material subsequent events that would require adjustment or disclosure in the Company's financial statements.